Exhibit 99.1

286 Lenox Partners LLC Announces Q2 2022 Distribution

Unitholders will receive $1.92 per Unit, net of expenses

New York, NY (July 15, 2022) - 286 Lenox Partners LLC, (Ticker: TESLU, trading on the LEX Markets platform), declared a cash distribution of $1.92 per unit of the Company’s limited liability company interests. The distribution for the fiscal second quarter ending June 30, 2022, is payable to unitholders on August 2, 2022, to holders of record on July 26, 2022.

“We are excited to announce the strong performance of 286 Lenox despite the broader market volatility and inflation we’ve seen across the economy this year,” said Alexander Smith, Co-Founder and Managing Director of Regal Capital Acquisitions, the building’s operating company. “286 Lenox continues to have a strong tenant base, cash flow, and outlook, and we’re thrilled to have declared this distribution to investors.”

Financial Highlights:

Declared distribution for the fiscal second quarter ending June 30, 2022	$1.92 per Unit

Distribution Policy

We will be making a distribution to our unitholders for the fiscal quarter ending June 30, 2022, of $1.92 per Unit, net of expenses. Unitholders of record as of July 26, 2022, will receive their distribution on the planned payment date of August, 2, 2022.

About 286 Lenox Avenue

286 Lenox Avenue (the “Building”) is an 18,759 square foot mixed-use retail/office building located in central Harlem. It consists of three office floors and one retail floor, and, as of this writing, is 100% occupied by three tenants: Wells Fargo, Child Mind Institute, and Visiting Nurse Service of New York. The title to the Building is held by Regal 286 Lenox Partners LLC, a Delaware limited liability company (“Real Estate Operating Company”)

As of March 30, 2022, the company began trading on the LEX Markets platform pursuant to the LEX ATS Issuer Agreement under the ticker “TESLU.” The LEX Markets platform is comprised of (a) a front-end order management system that enables customers of LEX Markets LLC to research securities offered by LEX Markets and enter orders to buy or sell them, and (b) a matching engine that crosses buy and sell orders and reports trades to brokers for clearing and settlement and to the FINRA OTC Trade Reporting Facility. The matching engine is operated by LEX Markets LLC as an Alternative Trading System (ATS) in compliance with Regulation ATS, and offers access to other FINRA-licensed broker-dealers on a non-discriminatory basis.

Non-US Withholding Information

The following statement is intended to be a qualified notice under Treasury Regulation Section 1.1446-4(b): Brokers and nominees should treat one hundred percent (100%) of 286 Lenox Partners LLC’s distributions to non-U.S. investors as being attributable to income that is effectively connected with a United States trade or business. Accordingly, such distributions to non-U.S. investors are subject to federal income tax withholding at the highest applicable effective tax rate.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-looking Statements

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on 286 Lenox Partners LLC’s (“Lenox Partners”) current expectations and beliefs concerning future developments and their potential effect on it. While the Manager believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the will be those that it anticipates. Forward-looking statements involve significant risks and uncertainties (some of which are beyond Lenox Partners’ control) including, without limitation, the impact, and duration of the COVID-19 pandemic, uncertainty around the timing of an economic recovery in the United States which will impact the real estate sector, uncertainty around the impact of the COVID-19 pandemic to our tenants and their corresponding ability to perform their obligations, uncertainty around the impact and duration of federal, state and municipal regulations relating to the COVID-19 pandemic, and assumptions that could cause actual results to differ materially from the 286 Lenox Partners’ historical experience and present expectations or projections.

About Regal Capital Acquisitions

Regal Capital Acquisitions is a real estate investment firm born out of a family office with a deep history of ownership in New York City. The founders of our firm have decades of experience successfully owning and operating retail, hospitality, industrial, and office assets in Manhattan as well as the outer boroughs.

For more information, please visit www.regalventures.com.

About LEX Markets

LEX is a new way to invest in real estate. LEX turns individual buildings into public stocks. Any U.S. investor can open a LEX account, browse opportunities in various asset classes such as multifamily and office buildings, and buy shares of individual buildings. As a shareholder, investors can earn income quarterly and can trade their shares on our public market whenever they need to exit. Each building on LEX has a ticker symbol and stock chart. LEX opens up direct and tax-advantaged ownership in an asset class that has previously been inaccessible to most investors. For more information, please visit www.lex-markets.com.

Contacts

Media Inquiries:

press@lex-markets.com

Investor Relations:

286 LENOX PARTNERS LLC

Sean Dainese

646.685.8778

Trading and Market Inquiries:

LEX MARKETS CORP.

Alex Ponce

aponce@lex-markets.com

212.941.2700